UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTERVEST BANCSHARES CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

460927106

(CUSIP Number)

May 25, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460927106

1.	Names of Reporting Persons. FC Highway 6 Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 127,500

	6.	Shared Voting Power 722,500

	7.	Sole Dispositive Power 127,500

	8.	Shared Dispositive Power 722,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 460927106

1.	Names of Reporting Persons. FC Diversified Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 850,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 850,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 460927106

1.	Names of Reporting Persons. FC Investment Holdings Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 850,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 850,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 460927106

1.	Names of Reporting Persons. FirstCity Financial Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 850,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 850,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 850,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.9%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer INTERVEST BANCSHARES CORPORATION
	(b)	Address of Issuer’s Principal Executive Offices One Rockefeller Plaza, Suite 400, New York, New York 10020-2002

Item 2.
(a)

Name of Person Filing

This statement is jointly filed by and on behalf of each of FC Highway 6 Holdings LLC, FC Diversified Holdings LLC, FC Investment Holdings Corporation and FirstCity Financial Corporation (the “Reporting Persons”).  FC Highway 6 Holdings LLC (“FirstCity”) and Värde Investment Partners, L.P. (“Värde”) are the record and direct beneficial owners of the securities covered by this statement.  FC Diversified Holdings LLC is the controlling member of, and may be deemed to indirectly beneficially own securities owned by, FirstCity.  FC Investment Holdings Corporation is the controlling member of, and may be deemed to indirectly beneficially own securities owned by, FC Diversified Holdings LLC.  FirstCity Financial Corporation is the sole owner of, and may be deemed to indirectly beneficially own securities owned by, FC Investment Holdings Corporation.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

As explained in Item 4 below, each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of the Reporting Person is 6400 Imperial Drive, Waco, Texas 76712.
	(c)	Citizenship See Item 4 on the cover page(s) hereto.
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 460927106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	A Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	A Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	An Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.
(b) Percent of class: See Item 11 on the cover page(s) hereto.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii) Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

The securities covered by this statement were acquired pursuant to an Investment Agreement among Intervest Bancshares Corporation, Värde and FirstCity dated May 25, 2010 (the “Investment Agreement”).  Pursuant to the Investment Agreement, Värde acquired 722,500 shares and FirstCity acquired 127,500 shares.

The acquisition of shares pursuant to the Investment Agreement occurred simultaneously with a related transaction whereby an affiliate of Värde and FirstCity purchased a portfolio of assets from subsidiaries of Intervest Bancshares Corporation pursuant to an Asset Purchase Agreement dated May 25, 2010 (the “Asset Purchase Agreement”).  Affiliates of Värde and FirstCity acted together in negotiating the Asset Purchase Agreement and Investment Agreement, and therefore the shares acquired by Värde pursuant to the Investment Agreement are being disclosed on this statement.

Although FirstCity may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act because of the manner in which the shares of the issuer were acquired, FirstCity does not have the power, directly or indirectly, to vote or dispose of, or direct the voting or disposition of, the shares acquired by Värde.  Accordingly, FirstCity hereby disclaims beneficial ownership of the 722,500 shares acquired by Värde.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group

As described in Item 4 above, each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act.  However, each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2010	FC HIGHWAY 6 HOLDINGS LLC

	By:	/s/ J. Bryan Baker
	Name:	J. Bryan Baker
	Title:	Senior Vice President

FC DIVERSIFIED HOLDINGS LLC

	By:	/s/ J. Bryan Baker
	Name:	J. Bryan Baker
	Title:	Senior Vice President

FC INVESTMENT HOLDINGS CORPORATION

	By:	/s/ J. Bryan Baker
	Name:	J. Bryan Baker
	Title:	Senior Vice President

FIRSTCITY FINANCIAL CORPORATION

	By:	/s/ J. Bryan Baker
	Name:	J. Bryan Baker
	Title:	Senior Vice President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith).